Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 10, 2022

The following communication was emailed to those shareholders of The Drilling Company of 1972 A/S (“Maersk Drilling”) who have provided their e-mail address for registration in the shareholders’ register maintained on behalf of Maersk Drilling:

To the shareholders of Maersk Drilling

In November 2021 Maersk Drilling and Noble Corporation entered into an agreement to combine their businesses under the name Noble Corporation plc.

On 8 August 2022 Noble Corporation plc announced a share exchange offer in the form of an offer document offering the shareholders of Maersk Drilling the opportunity to exchange their shares in Maersk Drilling for shares in Noble Corporation plc at an exchange ratio of 1:1.6137.

The exchange offer, which expires on 8 September 2022 at 23.59 CEST, is conditional upon acceptance by holders of Maersk Drilling shares representing at least 80% of Maersk Drilling's outstanding share capital and voting rights as well as the receipt of necessary regulatory approvals.

If you accept the exchange offer, your Maersk Drilling shares will initially be exchanged for Maersk Drilling Acceptance Shares on a 1:1 basis.

From 12 September 2022 until 26 September 2022 holders of Maersk Drilling Acceptance Shares may elect cash payment in DKK in lieu of shares in Noble Corporate plc for that portion of their Maersk Drilling Acceptance Shares representing a value of no more than USD 1,000 in the aggregate. If a cash election is made, the applicable Maersk Drilling Acceptance Shares will be exchanged for Maersk Drilling Cash Acceptance Shares.

At the completion of the exchange offer, Maersk Drilling Acceptance Shares will be exchanged for shares in Noble Corporation plc (GB00BMXNWH07) at the agreed exchange ratio of 1:1.6137, and Maersk Drilling Cash Acceptance Shares will be redeemed for cash payment of DKK 340.98 per Maersk Drilling Cash Acceptance Share. The exchange and redemption is expected to be completed on 30 September 2022.

At investor.maerskdrilling.com you will find important information and all relevant documents regarding the exchange offer, including the offer document itself, a short video with Maersk Drilling's Chairman Claus V. Hemmingsen and a short brochure on the exchange offer in Danish.

Acceptance of the exchange offer can be done at most banks through online banking or by completing and submitting the acceptance form to your bank.

If you do not wish to accept the exchange offer, you do not need to take any action.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of United States federal securities laws. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document. There can be no assurance that the future developments affecting Noble Corporation (“Noble”), Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Noble Corporation plc (“Topco”) with the U.S. Securities and Exchange Commission (“SEC”). Topco, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Topco, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the offer document published by Topco in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco has filed a Danish language version of the offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.